Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-136394

$600,000,000

5.95% First and Refunding Mortgage Bonds, Series 2008A, Due 2038

SUMMARY OF TERMS

Security:	5.95% First and Refunding Mortgage Bonds, Series 2008A, Due 2038

Issuer:	Southern California Edison Company (“SCE”, or the “Company”)

Principal Amount:	$600,000,000
A2/A/A+ (Moody’s/S&P/Fitch)

Ratings of Securities:	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	January 14, 2008

Settlement Date:	January 22, 2008 (T+5)

Maturity:	February 1, 2038

Benchmark US Treasury:	4.75% due February 15, 2037

Benchmark US Treasury yield:	4.383%

Spread to Benchmark US Treasury:	+ 160 bps

Reoffer Yield:	5.983%

Coupon:	5.95%

Coupon Payment Dates:	February 1 and August 1

First Coupon Payment Date:	August 1, 2008

Public Offering Price:	99.540%

Optional Redemption:	Callable at any time, in whole or in part, at a “make whole” premium of T+25 bps

CUSIP/ISIN:	842400FH1/ US842400FH15

Joint Book-running Managers:	BNY Capital Markets, Inc.(“BNY”)/Citigroup Global Markets Inc.(“Citi”)/J.P. Morgan Securities Inc.(“JPMorgan”)/Lehman Brothers Inc.(“Lehman”)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-212-635-8974 for BNY, by calling 1-877-858-5407 for Citi, by calling 1-212-834-4533 (collect) for JPMorgan or by calling 1-888-603-5847 (toll free) for Lehman.